Exhibit (a)(6)

            1004 N. Big Spring, Suite 400 • Midland, TX 79701 • Ph: 432-684-3727 • Fax: 432-684-8057

September 24, 2009

To Our Stockholders:

I am pleased to inform you that on September 15, 2009, Parallel Petroleum Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PLLL Holdings, LLC, a Delaware limited liability company (“Parent”) and PLLL Acquisition Co., a Delaware corporation (“Merger Subsidiary”). Merger Subsidiary is a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Merger Subsidiary has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock for $3.15 per share, together with the associated preferred stock purchase rights (the “Shares”), net to the seller in cash, without interest and less any applicable withholding taxes. The Offer, if successfully completed, will be followed by a merger (the “Merger”) of Merger Subsidiary and the Company, with the Company as the surviving corporation. Upon consummation of the Merger, each Share (other than those held by the Company or any of its subsidiaries or those held by Parent, Merger Subsidiary or any subsidiary of Parent) not purchased in the Offer will be converted into the right to receive, in cash, the price paid in the tender offer unless you have exercised and properly perfected your appraisal rights under Delaware law.

Your Board of Directors has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, and in the best interests of the Company and its stockholders. Accordingly, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In arriving at its recommendation, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. The Board recommends that you accept the Offer and tender your Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the Merger.

In addition to the Schedule 14D-9 relating to the Offer, accompanying this letter is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

On behalf of the management and Board of Directors of the Company, we thank you for your continued support.

Sincerely,

Jeffrey G. Shrader

Chairman